Acesis Holdings Corporation
Index to the Consolidated Financial Statements

Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm PCAOB ID (5854)	F-1
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-2
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2023 and 2022	F-3
Consolidated Statement of Stockholders' Equity (Deficit) for the years ended December 31, 2023 and 2022	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-5
Notes to the Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acesis Holdings Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Acesis Holdings Corporation (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, stockholders' deficit, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP
We have served as the Company's auditor since 2022.
Diamond Bar, California
October 7, 2024

Acesis Holdings Corporation
Consolidated Balance Sheets
As of December 31, 2023 and 2022

		December 31,		
		2023		**2022**
ASSETS				
Current assets:				
Cash	$	18,099	$	150,628
Prepaid expenses and other current assets		3,854		4,416
Total assets	$	21,953	$	155,044
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	432,282	$	705,072
Due to related parties		-		63,528
Accrued interest		3,163		5,967
Accrued interest, related party		5,495		7,178
Accrued salaries, related party		64,666		203,640
Accrued board fees, related party		100,000		402,471
Note payable		-		100,000
Other current liabilities		43,227		74,782
Total liabilities		648,833		1,562,638
Stockholders' deficit:				
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2023 and 2022		-		-
Common stock, $0.001 par value, 190,000,000 shares authorized, 14,822,270 and 13,712,270 shares issued and outstanding as of December 31, 2023 and 2022, respectively		14,822		13,712
Additional paid-in capital		18,794,931		16,846,037
Accumulated deficit		(19,454,635)		(18,289,133)
Accumulated other comprehensive income		18,002		21,790
Total stockholders' deficit		(626,880)		(1,407,594)
Total liabilities and stockholders' deficit	$	21,953	$	155,044

Acesis Holdings Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2023 and 2022

		Year Ended December 31,		
		2023		**2022**
Revenue	$	-	$	-
Operating expenses:				
General and administrative		452,602		702,887
Research and development		241,657		248,952
Professional and consulting expenses, related party		499,999		501,068
Total operating expenses		1,194,258		1,452,907
Loss from operations		(1,194,258)		(1,452,907)
Other income (expense), net				
Change in fair value of derivative liability		-		4,913
Interest expense		(1,480)		(129,501)
Gain (loss) on foreign exchange		-		11,304
Gain (loss) on debt forgiveness		30,236		-
Total other income (expense), net		28,756		(113,284)
Net loss	$	(1,165,502)	$	(1,566,191)
Foreign currency translation		(3,788)		(8,996)
Comprehensive loss	$	(1,169,290)	$	(1,575,187)
Weighted average common shares outstanding - basic and diluted		14,616,448		13,301,328
Net loss per common share - basic and diluted	$	(0.08)	$	(0.12)

Acesis Holdings Corporation
Consolidated Statement of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2023 and 2022

	Ordinary Shares		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
Balances at December 31, 2021	-	$ -	13,159,974	$ 13,160	$16,180,465	$ (16,722,942)	$ 30,786	$ (498,531)
Common shares issued for services	-	-	60,000	60	72,309	-	-	72,369
Shares issued pursuant to conversion of notes and accounts payable	-	-	200,000	200	199,800	-	-	200,000
Exchange agreement	-	-	7	-	-	-	-	-
Conversion of derivative liability	-	-	-	-	120,050	-	-	120,050
Common shares issued for cash	-	-	292,289	292	259,043	-	-	259,335
Placement agent warrant costs	-	-	-	-	14,370	-	-	14,370
Foreign currency translation	-	-	-	-	-	-	(8,996)	(8,996)
Net loss	-	-	-	-	-	(1,566,191)	-	(1,566,191)
Balances at December 31, 2022	-	-	13,712,270	13,712	16,846,037	(18,289,133)	21,790	(1,407,594)
Common shares issued for cash	-	-	1,110,000	1,110	949,806	-	-	950,916
Placement agent costs		-	-	-	64,369	-	-	64,369
Stockholder compensation payable forgiveness	-	-	-	-	934,719	-	-	934,719
Foreign currency translation	-	-	-	-	-	-	(3,788)	(3,788)
Net loss	-	-	-	-	-	(1,165,502)	-	(1,165,502)
Balances at December 31, 2023	-	-	14,822,270	$ 14,822	$18,794,931	$ (19,454,635)	$ 18,002	$ (626,880)

Acesis Holdings Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

		Year Ended December 31,		
		2023		**2022**
Cash flows from operating activities:				
Net loss	$	(1,165,502)	$	(1,566,191)
Adjustments to reconcile net loss to net cash used in operating activities:				
Shares issued for services		-		72,369
Amortization of debt discount		-		124,964
Change in fair value of derivative liability		-		(4,913)
Gain on debt settlement		(30,236)		-
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		562		80,460
Accounts payable		252,474		297,792
Due to related parties		(65,211)		(10,563)
Accrued interest		(2,804)		4,487
Accrued salaries		(43,616)		-
Accrued board fees		81,862		118,138
Other current liabilities		(31,555)		26,752
Net cash used in operating activities		(1,004,027)		(856,703)
Cash flows from financing activities:				
Common shares issued for cash		975,285		273,705
Proceeds from notes payable		-		300,000
Repayments of notes payable		(100,000)		-
Net cash provided by financing activities		875,285		573,705
Net change in cash and cash equivalents		(128,742)		(283,000)
Effect of exchange rate changes on cash		(3,788)		(8,997)
Cash and cash equivalents at beginning of year		150,628		442,623
Cash and cash equivalents at end of year	$	18,099	$	150,628
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	3,650	$	-
Supplemental disclosure of non-cash investing and financing activities:				
Shares issued pursuant to conversion of notes and accounts payable	$	-	$	200,000
Conversion of derivative liability	$	-	$	120,051
Placement agent warrant costs	$	-	$	14,370
Stockholder compensation payable forgiveness	$	934,719	$	-
Accounts payable settled by pre-IPO proceeds	$	40,000	$	-

Notes to the Consolidated Financial Statements

1. **Nature of Operations and Summary of Significant Accounting Policies:**

    Nature of Operations – Acesis Holdings Corporation ("AHC" or the "Company") was incorporated as a C-Corporation in the State of Nevada on October 3, 2022. Effective December 19, 2022, ACH entered into share exchange and cancellation agreements ("Subsequent Share Exchange") with each shareholder of Acesis UK, pursuant to which AHC agreed to issue new shares of common stock in AHC to the shareholders of Acesis UK, in consideration for ordinary shares of Acesis UK, constituting 100% of the ordinary shares of Acesis UK. Following the Subsequent Share Exchange, Acesis UK became a wholly owned subsidiary of AHC. The exchange is being treated as a reorganization of entities under common control, and as such, all share amounts in these financials statements have been retroactively presented as a result of the effect of the exchange.

    AHC, Acesis Biomed Ltd ("Acesis UK") and its subsidiary, Acesis Biomed US, Inc. ("ABI") is an emerging pre-phase 1 (first-in-man) clinical, biotechnology company focused on men's health. Acesis UK was incorporated in England and Wales on February 4, 2021. Acesis Biomed US, Inc. was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange and cancellation agreements ("Initial Share Exchange") with each shareholder and warrant holder of ABI pursuant to which the Company agreed to issue new ordinary shares in Acesis UK to the shareholders and warrant holders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following the Initial Share Exchange, ABI became a wholly owned subsidiary of Acesis UK.

    AHC and ABI have their primary place of business in Denver, Colorado and Acesis UK has its primary place of business in London, England.

    The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report the Company's financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

    Principles of Consolidation – The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Acesis UK, and its wholly-owned subsidiary, Acesis Biomed US., a Colorado corporation ("ABI"). All significant intercompany transactions and balances have been eliminated in consolidation.

    AHC was established for the sole purpose of acquiring Acesis UK and is jointly controlled by five parties, including the Company's Directors. The same five parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized. The exchange is being treated as a reorganization of entities under common control, and as such all share amounts in these financial statements have been retroactively presented the effect of the exchange. Furthermore, the consolidated statements are presented retrospectively to include the results of operations of AHC and the Company since its incorporation on October 3, 2022. All Stockholder's Equity transactions have been retrospectively presented in these Consolidated Financial Statements.

    Acesis UK was established for the sole purpose of acquiring Acesis Biomed US and is jointly controlled by four parties, including the Company's Directors. The same four parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of six months or less to be cash equivalents.

Use of Estimates – The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates include but are not limited to the valuation of share-based awards.

Fair Value of Financial Instruments – Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses and other current liabilities are considered to approximate fair value due to the short-term nature of these instruments. Fair value hierarchy of liabilities that are recognized and measured at fair value in the consolidate statements as of December 31, 2023 and 2022 are shown below (Level 3 inputs are not applicable):

	Fair Value Measurement Using			
	Level 1		Level 2	
December 31, 2023			$	
Due to related party recognized at fair value	$	-	$	-
December 31, 2022				
Due to related party recognized at fair value	$	-	$	63,528
Note payable		-		100,000

Convertible Instruments – The Company has utilized various types of financing to fund its business needs, including convertible debt. The Company considers guidance within Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470-20, *Debt with Conversion and Other Options* (ASC 470-20), ASC 480, *Distinguishing Liabilities from Equity* (ASC 480), and ASC 815, *Derivatives and Hedging* (ASC 815) when accounting for the issuance of its convertible securities. Additionally, the

Company reviews the instruments to determine whether they are freestanding or contain an embedded derivative and, if so, whether they should be classified in permanent equity, mezzanine equity or as a liability at each reporting period until the amount is settled and reclassified into equity.

When multiple instruments are issued in a single transaction, the Company allocates total proceeds from the transaction among the individual freestanding instruments identified. The allocation is made after identifying (1) all the freestanding instruments and (2) the subsequent measurement basis for those instruments. The subsequent measurement basis determines how the proceeds are allocated. Generally, proceeds are allocated based on one of the following methods:

- Fair value method - The instrument being analyzed is allocated a portion of the proceeds equal to its fair value, with the remaining proceeds allocated to the other instruments as appropriate.

- Relative fair value method - The instrument being analyzed is allocated a portion of the proceeds based on the proportion of its fair value to the sum of the fair values of all the instruments covered in the allocation.

- Residual value method - The instrument being analyzed is allocated the remaining proceeds after an allocation is made to all other instruments covered in the allocation.

Generally, when there are multiple instruments issued in a single transaction that have different subsequent measurement bases, the proceeds from the transaction are first allocated to the instrument that is subsequently measured at fair value (i.e. - instruments accounted for as a derivative liability) at its issuance date fair value, with the residual proceeds allocated to the instrument not subsequently measured at fair value. In the event both instruments in the transaction are not subsequently measured at fair value (i.e. equity-classified instruments), the proceeds from the transaction are allocated to the freestanding instruments based on their respective fair values, using the relative fair value method.

After the proceeds are allocated to the freestanding instruments, resulting in an initial discount on the host contract, those instruments are further evaluated for embedded features (i.e. conversion options) that require bifurcation and separate accounting as a derivative financial instrument pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract is allocated to the fair value of the derivative.

The Company accounts for convertible instruments in which it is determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20. Under ASC 470-20, the Company records, when necessary, discounts to convertible notes or convertible preferred stock for the intrinsic value of conversion options embedded in the convertible instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the convertible instrument, unless limited by the proceeds allocated to such instrument. See Note 5 and Note 6 for additional discussion on the identified embedded features (conversion options) associated with the Company's convertible notes and convertible preferred stock and resulting beneficial conversion features recorded.

The Company allocates issuance costs between the individual freestanding instruments identified on the same basis as proceeds were allocated. Issuance costs associated with the issuance of stock or equity contracts (i.e. equity-classified warrants and convertible preferred stock) are recorded as a charge against the gross proceeds of the offering. Issuance costs associated with the issuance of debt (i.e. convertible debt) is recorded as a direct reduction of the carrying amount of the debt liability, however, if debt issuance costs exceed the carrying amount of the debt, issuance costs are recorded to additional paid-in capital as a reduction of the beneficial conversion feature. Any issuance costs associated with the issuance of liability-classified warrants are expensed as incurred.

Revenue Recognition – The Company intends to generate revenue from upfront license fees, royalties, and product sales. The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue will be recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company will not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has not generated any revenue.

Research and Development Costs – Research and development costs are charged to operations in the period incurred. For the years ended December 31, 2023 and 2022, the Company incurred $241,657 and $248,952 in research and development costs.

General and Administrative – General and administrative costs primarily consist of personnel-related expenses, including payroll, consulting and professional fees, as well as general corporate expenses. Patent-related costs are expensed in general and administrative expenses because there is uncertainty as to the future economic benefit of the asset.

Stock-Based Compensation – Stock-based payments are measured at their estimated fair value on the date of grant. For employees, the Company recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant and the probable attainment of a specified performance condition or over a service period. Share-based compensation expense recognized during a period is based on the estimated number of awards that are ultimately expected to vest. For warrants that do not vest immediately but which contain only a service vesting feature, we recognize compensation cost on the unvested warrants on a straight-line basis over the remaining vesting period.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of warrants and the market price of our common stock, or comparable public companies if our stock is not trading, on the date of grant for the fair value. Our determination of fair value of share-based awards is affected by those stock prices as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and certain other market variables such as the risk-free interest rate.

Income Taxes – The Company is primarily subject to corporation taxes in the United Kingdom and the United States. The calculation of the Company's tax provision involves the application of both United Kingdom and United States tax law and requires judgement and estimates.

The Company accounts for income taxes in accordance with ASC Topic 740, *Accounting for Income Taxes*, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

Earnings Per Share – Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes, if any. As of December 31, 2023, potentially dilutive shares included outstanding warrants (see Note 10). There were no potentially dilutive shares at December 31, 2023.

Foreign Currency – The functional currency of Acesis UK is the Great Britain Pound (GBP). UK's financial statements are translated into U.S. Dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders' equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in other income (expense), net in the statements of comprehensive loss.

Foreign Translation – Realized gains and losses from foreign currency transactions are recognized as gain or loss on foreign currency in the consolidated statements of operations. Unrealized gains and losses from foreign currency transactions are recognized as other income (expense) in the consolidated statements of operations.

The exchange rates used for foreign currency translations are as follows:

	GBP to USD			
		2023		2022
Assets and liabilities	$	1.2743	$	1.2077
Revenue and expenses	$	1.2440	$	1.2371

Comprehensive Loss – Comprehensive loss is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists solely of foreign currency translation gains and losses for the year ended December 31, 2023 and 2022.

Recently Issued Accounting Pronouncements – In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance includes the requirements that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, the title and position of the chief operating decision maker, and an explanation of how the chief operating decision maker uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The guidance also requires that a public entity that has a single reportable segment provide all the disclosures required by the guidance and all existing segment disclosures in Accounting Standards Codification (ASC) 280, *Segment Reporting*. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in the guidance retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact that this guidance may have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance includes the requirement that public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). It also requires that all entities disclose, on an annual basis, the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received) and requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. Lastly, the guidance eliminates the requirement for all entities to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made. The guidance is effective for the Company for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The guidance should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact that this guidance may have on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations or cash flows.

2.   **Restatement Effect in Consolidated Financial Statements:**

The following table illustrates the impact of the restatement from gain on debt forgiveness to a capital contribution recorded as Additional Paid-In Capital for the year ended December 31, 2021 required in accordance with ASC 470-50-40-2.

	As Previously Reported	Adjustment	Restated
December 31, 2021			
Statement of Operations			
Gain on debt forgiveness	$ 314,083	$ (314,083)	$ -
Balance Sheet			
Additional paid-in capital	$ 15,866,382	$ 314,083	$ 16,180,465

3.   **Going Concern:**

At December 31, 2023, the Company had cash of $18,099. It also had a working capital deficit of $626,880, and an accumulated deficit of $19,454,635. This raises substantial doubt about the Company's ability to continue as a going concern. Management is taking action to ensure the Company will continue as a going concern for at least one year beyond the date of the issuance of the Company's financial statements. During the quarter ended March 31, 2024 the Company received $400,000 in proceeds from two unsecured notes payable. The issuance of notes payable and sales of the Company's equity instruments will continue as the Company seeks a private placement offering of its common stock, as well as a contemplated Initial Public Offering. These fundraising efforts may not be successful. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. **Exchange Agreements:**

Effective December 19, 2022, the shareholders of Acesis UK entered into a Share Exchange Agreement ("Subsequent Share Agreement") whereby each of the shareholders exchanged twenty ordinary shares of Acesis UK stock for one share of common stock of AHC, a State of Nevada corporation formed on October 6, 2022 by the CEO and Directors to raise funds to advance the Company's research and development activities. As a result, the shareholders converted the total of 269,245,277 ordinary shares of outstanding Acesis UK stock to 13,462,270 shares of common stock in AHC. The Acesis UK shareholders owned 100% of Acesis UK prior to the Subsequent Exchange Agreement and in essence owned 100% of the Company after completion of the Exchange Agreement. The sole purpose and rationale for the Subsequent Exchange Agreement transaction created by the board of Acesis UK was to place a US holding company on top of Acesis UK in preparation for, and to legally facilitate, a stock exchange listing on Nasdaq.

Upon closing of the Subsequent Exchange Agreement, Acesis UK became a wholly-owned subsidiary of AHC.

The Subsequent Exchange is being treated as a reorganization of entities under common control effected by a unit-share exchange for financial accounting and reporting purposes. AHC is treated as the accounting acquirer as its stockholders control Acesis UK after the exchange into AHC. As a result, the assets and liabilities and the historical operations of ABI will be reflected in the financial statements of the Company. Since AHC had no operations prior to the Exchange, the transaction was treated as a reorganization for accounting purposes and no goodwill or other intangible assets were recorded. These consolidated financial statements include the historical accounts of Acesis UK and ABI since inception and the accounts of AHC since the date common control commenced.

On April 7, 2021, the shareholders of ABI entered into the Initial Share Exchange Agreement whereby each of the shareholders exchanged one share of ABI (formerly known as IASO BioMed, Inc.) common stock for three ordinary shares of Acesis Biomed Ltd, a UK Company formed on February 4, 2021 by an agent and director who resigned after this transaction, to raise funds to advance the Company's research and development activities. As a result, the stockholders converted the total of 66,945,936 shares of outstanding ABI common stock to 200,837,808 ordinary shares of Acesis Biomed Ltd. The US shareholders owned 100% of ABI prior to the Exchange Agreement and in essence owned 100% of the Company after completion of the Initial Exchange Agreement. The sole purpose and rationale for the exchange agreement transaction was created by the board of ABI to place a UK holding company on top of ABI (the operating entity) in preparation for, and to legally facilitate, a stock exchange listing on a UK-based market. The Company subsequently decided not to pursue a UK offering.

In April 2021, the ABI warrant holders (see Notes 8 and 10) entered into a Cancellation and Exchange Agreement whereby the warrant holders cancelled their outstanding warrants to purchase a total of 11,740,000 shares of ABI common stock and in exchange received three shares of ordinary shares in Acesis Biomed Ltd., or a total of 35,220,000 Acesis UK shares or 1,761,000 shares of AHC.

Upon closing of the Initial Exchange Agreement, ABI became a wholly-owned subsidiary of Acesis UK.

The Initial Exchange is being treated as a reorganization of entities under common control effected by a unit-share exchange for financial accounting and reporting purposes. The Company is treated as the accounting acquirer as its stockholders control ABI after the exchange into Acesis UK. As a result, the assets and liabilities and the historical operations of ABI will be reflected in the financial statements of the Company. Since Acesis UK had no operations prior to the Exchange, the transaction was treated as a reorganization for accounting purposes and no goodwill or other intangible assets were recorded.

5. **Related Party Transactions:**

Employment Agreements –

In March 2017 ABI entered into an employment agreement with its CFO, Duane Knight, for a two-year term. The CFO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. The base salary of $75,000 per annum was payable to the CFO only upon the Company's raising of an additional $750,000. The CFO also received warrants to purchase 500,000 shares of the ABI common stock at $0.40 per share for a period of five years after issuance; 250,000 warrants vested upon signing the agreement and the remaining 250,000 vested in March 2018. The CFO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provides for severance payments. This agreement was renewed under the same terms for an additional two-year period through March 2021 and then for an additional three months ending April 30, 2021. The Company signed a new agreement dated December 1, 2021, with the same provisions, except that the term is one year with a base salary of $60,000. In January 2023, the Company renewed this agreement for an additional one year under the same terms. The Company is negotiating an extension of this agreement under similar terms.

During the first quarter of 2021, the CFO agreed to forgive $23,325 of his accrued salary.

ABI accrued $81,250 in salaries related to this agreement for the year ended December 31, 2021. During the year ended December 31, 2021, ABI paid $18,660 to its CFO under this agreement. No amounts under the initial agreement were paid during 2022. During the third quarter of 2023, CFO agreed to forgive $87,140. As a result of these transactions, the accrued amount under this agreement totaled $0 and $87,140 at December 31, 2023 and 2022.

In May 2021 ABI entered into an employment agreement with its Corporate Secretary and newly appointed COO, Thomas Olson, for a two-year term. The COO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. The base salary of $90,000 per annum. The COO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provides for severance payments. The COO agreed to forgive $8,218 in the third quarter of 2023. As of December 31, 2023 and 2022, the COO was owed $19,500 and $3,750, respectively. In January 2023, the Company renewed this agreement for an additional two years under the same terms.

ABI accrued a total of $150,000 in salaries related to the agreements for COO and CFO for the years ended December 31, 2023 and 2022, respectively. The COO and CFO agreed to forgive $87,140 and $8,218 of amounts due to them. During the years ended December 31, 2023 and 2022, ABI paid $128,750 and $151,750, respectively, to these officers under their agreements. As a result of these transactions, accrued salaries under these agreements totaled $32,500 and $11,250 at December 31, 2023 and 2022, respectively.

In April 2021 Acesis UK entered into an employment agreement with one of its founders, Dr. Costas Karatzas, to be CEO for a two-year term. Mr. Karatzas assumed his responsibilities on a full-time basis and earn a base salary is $250,000 per annum. The CEO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible once the Company establishes an option, as well as standard benefits. The agreement provides for severance payments. In January 2023, the Company renewed this agreement for an additional two years under the same terms.

Acesis UK accrued $182,431 in salaries related to this agreement for the year ended December 31, 2021. During the year ended December 31, 2021 Acesis UK paid $182,431 under this agreement in 2021. As a result of these transactions, accrued salaries under this agreement totaled $0 at December 31, 2021.

During the year ended December 31, 2023, the Company recorded $200,000 in compensation expense to the CEO and paid $217,834 leaving accrued amounts due the CEO of $32,166 at December 31, 2023.

During the third quarter of 2023, Dr. Papadopoulos, the CEO, COO and CFO agreed to forgive a total of $479,691 in amounts due to them. These amounts were recorded as capital contributions in accordance with ASC 470-50-40-2.

Scientific Advisory Board Agreements – Effective March 1, 2018, the Company entered into a Scientific Advisory Board Agreement with our director Dr. Papadopoulos (the "Papadopoulos Agreement"), through which Dr. Papadopoulos agreed to serve on our Scientific Advisory Board. The term of the Papadopoulos Agreement is one year from execution and may be renewed annually by mutual consent of both parties. The Papadopoulos Agreement provides for payments as follows: an annual fee of $35,000, which includes $10,000 to serve as the Scientific Advisory Board Chairman; a signing bonus of $50,000 payable after the successful closing of any cumulative minimum $1,000,000 investment in the Company; a non-discretionary bonus of $45,000 payable following a successful financing round of a minimum of $2,000,000; and should the Papadopoulos Agreement be renewed after one year, a $95,000 bonus payable only after the signing bonus and non-discretionary bonus from year one have been earned. In order to receive the non-discretionary bonus payments Dr. Papadopoulos must be actively involved in the creation and execution of strategies necessary for the Company to achieve its strategic plan including the scientific, commercial and business objectives, as applicable and as agreed upon between the Dr. Papadopoulos and the Company's Chief Executive Officer. As of April 2020, Dr. Papadopoulos' fee was increased to $100,000 per year from $35,000 and a renewal bonus was granted totaling $65,000. This agreement was renewed for a one-year term effective March 1, 2021. The Company intends to extend this agreement under the same terms for an additional one-year term.

Also, effective March 1, 2018, we entered into a Scientific Advisory Board Agreement with our then director and current CEO, Dr. Karatzas (the "Karatzas Agreement"), through which Dr. Karatzas agreed to serve on our Scientific Advisory Board. The term of the Karatzas Agreement is one year from execution and may be renewed annually by mutual consent of both parties. The Karatzas Agreement provides for payments as follows: an annual fee of $25,000; a signing bonus of $50,000 payable after the successful closing of any cumulative minimum $1,000,000 investment in the Company; a non-discretionary bonus of $40,000 payable following a successful financing round of a minimum of $2,000,000; and should the Karatzas Agreement be renewed after one year, a $90,000 bonus payable only after the signing bonus and non-discretionary bonus from year one have been earned. In order to receive the non-discretionary bonus payments Dr. Karatzas must be actively involved in the creation and execution of strategies necessary for the Company to achieve its strategic plan including the scientific, commercial and business objectives, as applicable and as agreed upon between the Dr. Karatzas and the Company's Chief Executive Officer. As of April 2020, Dr. Karatzas' fee was increased to $100,000 per year from $25,000 and a renewal bonus was granted totaling $75,000. This agreement was renewed for a one-year term effective March 1, 2021 and then cancelled when he became the CEO in April 2021.

During the fourth quarter of 2020, Dr. Papadopoulos and Dr. Karatzas agreed to forgive $52,500 of their accrued fees. In addition, they agreed to convert a total of $148,750 of the amounts due them to promissory notes convertible into the ABI common stock at $1.50 per with interest at 6% per annum.

During the first quarter of 2021 Dr. Papadopoulos and Dr. Karatzas agreed to forgive $70,750 of their accrued fees. The Company paid $82,000 related to these agreements for the year ended December 31, 2021 and accrued $133,333 for both in 2021.

The Company accrued a total of $100,000 for Dr. Papadopoulos during 2023 and 2022. During the third quarter of 2023, Dr. Papadopoulos and Dr. Karatzas agreed to forgive $384,353 of their accrued fees. As a result of these transactions, accrued fees to Dr. Papadopoulos and Dr. Karatzas totaled $384,333 as of December 31, 2022. They agreed to forgive this amount during the third quarter of 2023. As a result of these transaction, Dr. Papadopoulos was owed $100,000 as of December 31, 2023.

6. **Accounts Payable and Accrued Expenses:**

Accounts payable and accrued expenses consist of the following at:

	December 31		
	2023		2022
Accounts payable	$	432,282	$ 705,020
Due to related parties		-	63,528
Accrued interest		3,163	5,967
Accrued interest, related party		5,495	7,178
Accrued salaries, related party		64,666	203,642
Accrued board fees, related party		100,000	402,047
Other current liabilities		43,227	74,782
TOTAL	$	648,833	$ 1,462,638

In March 2017 ABI entered into an employment agreement with its then CEO, Mr. Richard Schell, for a two-year term. The base salary of $150,000 per annum is payable to the CEO only upon the Company's raising of an additional $750,000. Mr. Schell assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. The CEO also received warrants to purchase 250,000 shares of ABI common stock at $0.40 per share for a period of five years after issuance. 125,000 warrants vested upon signing the agreement and the remaining 125,000 vested in March 2018. The CEO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provides for severance payments. This agreement was renewed under the same terms for an additional two-year period through March 2021 and then for an additional three months ending April 30, 2021. In March 2021 Mr. Richard Schell, CEO, resigned his position as CEO and his employment agreement was cancelled effective April 30, 2021. As of that Date, Mr. Schell had accrued but unpaid compensation due to him of $116,500 that remains unpaid at December 31, 2023 and 2022.

As discussed in Note 5 and Note 13, the CEO, COO, CFO and SAB members agreed to forgive a portion of their accrued compensation. Additionally, a founder and shareholder agreed to forgive accrued compensation of $292,528. The Company recorded the total amount forgiven of $934,719 as a capital contribution in additional paid-in capital in accordance with ASC 470-50-40-2.

7. **Convertible Note Payable:**

In August 2022, Acesis UK issued a convertible note with a face value of $100,000 bearing interest at 9% with a 1-year maturity to an existing shareholder in exchange for $100,000 cash. The principal amount payable of this note shall automatically convert into £0.0002p ordinary shares of Acesis UK ordinary shares at a conversion price equal to the price at which the Company conducts a private placement of its ordinary shares in preparation of a Nasdaq listing during the term of this convertible note. The shareholder executed the Notice of Conversion on October 17, 2022, and the shareholder received 2,000,000 ordinary shares of Acesis UK (or 100,000 shares of AHC) and was fully converted at December 31, 2022.

In September 2022, Acesis UK issued a convertible note with a face value of $100,000 bearing interest at 9% with a 1-year maturity to an existing shareholder in exchange for $100,000 cash. The principal amount payable of this note shall automatically convert into £0.0002 ordinary shares of Acesis ordinary shares at a conversion price equal to the price at which the Company conducts a private placement of its ordinary shares in preparation of a Nasdaq listing during the term of this convertible note. The shareholder executed the Notice of Conversion on October 17, 2022, and the shareholder received 2,000,000 ordinary shares of the Acesis UK (or 100,000 shares of AHC) and was fully converted at December 31, 2022.

The fair value at the commitment date for the convertible notes and the revaluation dates for the Company's derivative liabilities were based upon the following management assumptions at issuance:

	At Issuance - Year Ended December 31, 2022
Expected dividends	0%
Expected volatility	175%
Expected term	1.0 years
Risk free interest	3.36 – 3.67%

In connection with the notes, the Company recognized a derivative liability of $124,964 at issuance date.

On October 17, 2022 the holders of the convertible notes converted the principal value of the note. As a result, the Company recorded the remaining amortization of debt discount of $124,964. The derivative liability was remeasured to a fair value of $120,051, resulting in a gain on change in fair value of derivatives of $4,913, immediately prior to conversion to additional paid-in capital.

	At Conversion - October 17, 2022
Expected dividends	0%
Expected volatility	164 - 167%
Expected term	1.00 years
Risk free interest	4.44%

8. **Derivative Liability:**

There was no derivative liability activity during the year ended December 31, 2023.

The derivative liability was derived from the conversion features in Note 7. As of December 31, 2022, the balance of the derivative liability was $0 upon conversion of the notes (see Note 7).

The change in fair value of the derivative liability is summarized below:

	Derivative Liability
Balance, December 31, 2020	$ 65,004
Change in fair value	24,580
Conversion into shares of common stock	(89,584)
Balance, December 31, 2021	-
Issuance of convertible notes	124,964
Change in fair value	(4,913)
Conversion into shares of common stock	(120,051)
Balance, December 31, 2022	$ -

9. **Note Payable:**

In October 2022, ABI issued an unsecured promissory note with a face value of $100,000 bearing interest at 12% per annum to a company associated with a third-party shareholder. The unpaid principal and interest shall be payable at the earlier of six months from the date of this note or upon Borrower or any of its parent companies receiving gross proceeds of $500,000 from a private placement of its securities. This note and accrued interest were repaid in February 2023.

10. **Stockholders' Equity:**

In October 2022, the Company formed Acesis Holdings Corporation ("AHC"), a Nevada Corporation, for the purpose of completing an initial public offering of its Common Stock and listing such shares on the Nasdaq. AHC has the authority to issue 190,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The Board of Directors has the authority to issue the Preferred Stock from time to time in one or more classes or series, and to state the rights and provisions as the Board of Directors may advise.

In November 2022, to facilitate the intended IPO, the Company initiated a Reorganization Agreement and Plan of Share Exchange. Pursuant to this Agreement, AHC, the Holding Company shall purchase the Shareholders' Ordinary Shares and in consideration of such transfer, Holding Company shall issue to the shareholder common stock in Holding Company. Consequently, as a result of the Share Exchange, (i) Holding Company will have an aggregate 13,462,270 shares of Common Stock issued and outstanding and owned by the Shareholders, (ii) each Shareholder will cease to be a shareholder of Acesis UK and (iii) the ownership of one hundred percent (100%) of the Ordinary Shares of Acesis UK shall automatically vest in Holding Company and Acesis UK will continue in existence as a direct, wholly-owned subsidiary of Holding Company.

Acesis UK has the authority to issue an unlimited number of ordinary shares of £0.0002 nominal value stock.

In January 2022 Acesis UK issued a total of 1,200,000 ordinary shares of its £0.0002 nominal value stock (60,000 shares of AHC) to each of its independent Scientific Advisory board members including 300,000 shares (15,000 shares of AHC) to each of the independent SAB member upon execution of new advisory board agreements with these individuals. The shares were valued at £60,000 or £0.05 per share. These agreements continue the annual compensation of $25,000 for each of these members.

In August 2022, Acesis UK sold 845,789 shares of ordinary shares at a price of £0.05 per share to an unaffiliated shareholder for total proceeds of $50,000 or £42,289 (or 42,289 shares of AHC).

In October 2022, Acesis UK issued an aggregate of 4,000,000 ordinary shares (or 200,000 shares of AHC) pursuant to the conversion of notes totaling $200,000 in principal (see Note 7).

In December 2022, as a part of the Company's pre-IPO financing, AHC sold 250,000 shares at $1.00 per share and received net cash proceeds of $223,705 after fees and commissions. As a part of this sale, the Company issued a warrant to the broker for 17,500 shares exercisable for five years at $1.00 per share. The exercise price of this warrant is expected to increase to $6.25 per share.

During the year ended December 31, 2023, AHC received $1,015,285 in net cash proceeds for the sale of 1,110,000 shares of its common stock. AS a part of this sale, the Company issued warrants to the broker for 77,700 shares of its common stock exercisable for five years at $1.00 per share, at a fair value of $64,369.

During the third quarter of 2023, the CEO, COO, CFO and Scientific Advisory Board agreed to forgive a total of $934,719 in accrued compensation that was recorded as a capital contribution in additional paid-in capital in accordance with Accounting Standards Codification (ASC) 470-50-40-2.

As of December 31, 2023 and 2022 AHC had 14,822,270 and 13,712,270 shares of common stock outstanding, respectively.

11. Stock-Based Compensation:

In January 2022, Acesis UK issued a total of 1,200,000 ordinary shares (or 60,000 shares of AHC) to its four non-related SAB members. The fair value of approximately $72,369 was expensed to research and development expenses in the statement of operations and comprehensive loss.

12. Warrants:

In December 2022, as a part of the Company's pre-IPO financing, AHC sold 250,000 shares at $1.00 per share and received net cash proceeds of $223,705 after fees and commissions. As a part of this sale, the Company issued a warrant to the broker for 17,500 shares exercisable at $1.00 per share for a period of five years.

During the year ended December 31, 2023, as a part of the Company's pre-IPO financing (see Note 10), AHC sold 1,110,000 shares at $1.00 per share and received net cash proceeds of $1,015,285 after fees and commissions. As a part of this sale, the Company issued a warrant to the broker for 77,700 shares exercisable at $1.00 per share for a period of five years.

Estimated fair values of warrants granted were determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	3.93 - 4.53%
Expected term	2.5 years
Volatility	166 – 182%
Weighted average remaining life	4.99 years
Exercise price	$ 1.00

Expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company's historical stock warrant exercise experience does not provide a reasonable basis upon which to estimate expected term. As such, the simplified method was used to calculate the expected term.

The Company calculated volatility based on the volatilities of comparable public companies.

The calculated share-based value of $64,369 was recorded as a placement agent warrant cost in additional paid-in capital as December 31, 2023.

A summary of the activity of the warrants follows:

	Warrants	Weighted-average exercise price	Weighted-average grant date fair value	Weighted Average remaining life
				-
Outstanding and exercisable at December 31, 2022	17,500	1.00	0.82	4.99
Granted	77,700	1.00	0.83	4.88
Expired	-	-	-	-
Outstanding and exercisable at December 31, 2023	95,200 $	1.00 $	0.83	4.93

13. Loss Per Share:

The following table sets for the computation of basic and dilutive new loss per share of common stock:

		December 31		
		2023		2022
Numerator:				
Net loss	$	(1,165,502)	$	(1,566,191)
Denominator				
Weighted average common shares outstanding - basic		14,616,448		13,301,328
Weighted average common shares outstanding - diluted		14,616,448		13,301,328
Basic	$	(0.08)	$	(0.12)
Diluted	$	(0.08)	$	(0.12)

14. Commitments and Contingencies:

Royalties – Effective May 2021, the Company signed an amended and restated license agreement for intellectual property with The Royal Institution for the Advancement of Learning/McGill University in Canada covering the Company's potential products. The Company had previously executed an assignment agreement with McGill University pursuant to which the Company acquired the entire right, title, interest, property and benefit in and for Canada, and all other countries in the world, in and to the inventions held by McGill for the subject matter of Patent Families I and II. The payment obligations below commenced in April 2018 and will terminate on the twentieth anniversary therefrom.

The Company must pay minimum royalties of $5,000 per year beginning on the date of the first commercialization of the first product developed using the patents covered by the license/assignment agreement. If the Company is required to obtain a license from a third party for the commercialization of a product using Family I or II patents the royalty will be reduced by the rate paid for the their-party license up to an amount not exceeding 50% of the royalty paid to McGill. Additionally, for each of the Company's potential products, it must pay 3% of annual net revenues, with a minimum royalty of CAD $5,000 per year starting on the date of commercialization of the first product developed using the intellectual property covered by the license/assignment agreement (patent Families I & II); or a 12% payment for any licensing revenue in the event the Company licenses its products to a third party.

The Company must pay milestone payments for the androgen replacement treatment as follows:

- CAD $5,000 on the issuance of the first US patent

- CAD $25,000 on the filing of an investigational new drug application or regulatory filing

- CAD $50,000 on the initiation of the first Phase II clinical study

- CAD $100,000 on the initiation of the first Phase III clinical study

- CAD $300,000 on receipt of regulatory approval

The Company must also pay milestone payments as follows for an in-vitro test to identify Alzheimer's disease as follows should it be developed in the future:

- CAD $5,000 on the issuance of the first US patent

- CAD $50,000 on the filing of a 510(k) or PMA application

- CAD $200,000 on receipt of regulatory approval

The Company currently has no plans to perform any research and development related to this Alzheimer's agreement. In addition, the Company issued 5% of the total number of issued and outstanding shares in the Company's Series A financing to the same institution, or 1,652,632 shares in March 2016 (247,895 shares of AHC). This agreement, payable in Canadian dollars, exposes the Company to foreign exchange transaction gains and losses. In August 2016, the Company issued an additional 300,000 shares of ABI common stock (45,000 shares of AHC) to McGill in lieu of the pre-existing anti-dilution provision. As of December 31, 2023, none of the milestones have been hit so no additional amounts have been earned or are payable.

Scientific Advisory Board – Prior to 2021 the Company executed agreements with the members of our Scientific Advisory Board ("SAB") through which each SAB member (other than Dr. Papadopoulos) will be paid an annual fee of $25,000. These agreements may be renewed annually by mutual consent of the company and the SAB member. The SAB consists of five members as of December 31, 2023. These agreements were renewed for a one-year term on January 1, 2023.

In January 2022, Acesis UK issued a total of 1,200,000 ordinary shares (or 60,000 shares of AHC) to its four non-related SAB members. The fair value of $73,952 is included in research and development expenses in the statement of operations and comprehensive loss.

Total expense for the non-related party SAB members was $100,000 for the years ended December 31, 2023 and 2022, which are included in research and development expenses in the statement of operations and comprehensive loss. These non-related party SAB members agreed to forgive a total of $162,500 in accrued SAB fees.

Sponsored Research Agreement – In June 2022, with modifications in October 2022, the Company signed a Sponsored Research Agreement ("SRA") agreement with the University of Southern California ("USC") pursuant to complete the Research Project "Assessment of bioactive peptides on male hypogonadism and associated diseases" at USC. The Company agreed to pay USC (1) an initial payment of $75,000 to be paid in the first quarter of 2023; (2) eight quarterly installments of $88,389 (total of $707,116); and (3) $40,000 upon submission of the final report. The Company paid the initial payment of $75,000 in November 2022 that is included in research and development expenses in the statement of operations and comprehensive loss. The effective date of the SRA is linked to the successful "Admission" of the Company and trading on the Nasdaq market. No payments are due until the Admission of the Company's to Nasdaq.

Underwriter – In September 2022, the Company signed an engagement letter with Boustead Securities to complete a pre-IPO financing and a proposed IPO on the Nasdaq ("Transaction"). It is the intent of Boustead to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Boustead (1) a cash Success Fee of 7% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 7% of the gross amount of securities issued by the Company with the strike price as the lower of (i) the fair value of the Company's stock as of each transaction closing date; (ii) the price per share paid by investors in each respective transaction; (iii) in the event that convertible securities are issued in the Transaction, the conversion price of such securities, or; (iv) in the event that warrants or other rights are issued in the Transaction, the exercise price of such warrants or other rights. The Company also agreed to pay Accountable Expenses estimated as follows (1) Underwriter's legal counsel fees of $100,000; (2) Due diligence and other expenses which shall not exceed $75,000; (3) Road show, travel, platform onboarding fees and similar expense which shall not exceed $75,000; and (4) Background checks for the Company's officers, directors, and major shareholders of $8,000. The Company must pay legal advisors up to $250,000 upon the closing of a successful IPO.

Feasibility Study – In December 2022, the Company signed an engagement letter with Ardena Sodertalje AB (Ardena) to complete a feasibility study for process development, valuation of chemical routes, and synthesis of laboratory batch of the Company's lead product candidate (peptide), as well as development of analytical methods for identification and purity. The Company agreed to pay Ardena (1) $96,400 for Task 1 – Process R&D (2) $6,800 for Task 2 – Process development report, and (3) $29,000 for Task 3 – Analytical R&D.

Legal – Upon the closing of a successful IPO, the Company must pay its UK legal advisors £32,000.

Consulting – In February 2023, the Company signed an agreement with Freemind Group LLC ("Freemind") to provide consulting services in identifying grants and assisting the Company in writing the grants. The Company agreed to pay a monthly retainer of $5,000, plus 5% of any award received with the assistance of Freemind. The Company is obligated to pay 12 months of the retainer but may terminate the agreement by providing 30 days written notice.

CRO – In May 2023, the Company signed a Master Services Agreement with KreaMedica Inc. ("KreaMedica") to provide research and development services. The agreement is for 2 years but may be terminated by either party with a 30-day written notice. The Company also signed a Commercial Agreement with KreaMedica for R&D services to complete pre-IND and IND services in order to take advantage of eligible Canadian Tax Credits. The services related to the contract with KreaMedica will be sub-contracted to CROs. This agreement expires June 30, 2024. This agreement is aimed at using KreaMedica's network to identify and negotiate the optimum pricing and services by CROs, in addition to the Company having support of a project manager and a toxicologist pro-bono. As a result of taking advantage of certain Scientific Research and Experimental Development tax credits, the Company will be reimbursed by KreaMedica as follows, once Study Charges and/or Study Material Costs exceed $600,000:

- 10% of eligible Study Charges within the Province of Quebec

- 7% of eligible Study Charges within Canada but outside the Province of Quebec

- 7% of eligible Study Material Costs consumed during the course of the respective fiscal year in Canada

The specific research services will be detailed in POs and Statements of Work. "KreaMedica" will select Third-Party R&D service vendors, with the Company's approval. "KreaMedica" is responsible for the Third-Party Vendors' work and to provide to the Company all data arising from such R&D services. Project costs will be specified in Project Orders and shall be payable according to the instalments detailed in the appropriate Project Order / Statement of Work. Two such POs for R&D services requested by the Company have been issued with amounts of $4,251 and $12,898 US, respectively, payable in September 2024.

Also, in May 2023 the Company completed a closing as a part of the Company's pre-IPO financing. AHC sold 100,000 shares to KreaMedica Holdings Inc. at $1.00 per share and received net proceeds of $91,435 after fees and commissions. As a part of this sale, the Company issued warrants to the broker for 7,000 shares exercisable for five years at $1.00 per share at a fair value of $6,003.

15. **Income Taxes**:

The components of net loss before income taxes for the year ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
US	(634,236) $	(524,388)
UK	(531,266)	(1,041,803)
Net loss before income taxes	$ (1,165,502) $	(1,566,191)

The provision for (benefit from) income taxes for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Current - UK and US	$	-
Deferred - UK and US		-
Federal deferred tax provision/(benefit)	(133,160)	(216,109)
State deferred tax provision/(benefit)	(12,290)	(36,584)
UK deferred tax provision/(benefit)	(100,940)	(183,945)
Increase/(decrease) in valuation allowance	246,390	436,638
Total provision for income taxes	- $	-

The following table presents a reconciliation of income tax expense (benefit) computed at the UK and US statutory income tax rates to the effective income tax rate as reflected in the consolidated financial statements:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal and UK blended tax benefit at statutory rates	20%	20%
State income taxes, net of federal benefit	2%	1%
Permanent adjustments and other	-%	-1%
Other adjustments	-1%	8
Change in valuation allowance	-21%	-28%
Effective income tax rate	- %	-%

The Company accounts for income taxes in accordance with ASC Topic 740. Deferred income tax assets and liabilities are determined based upon temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The following table presents the principal components of the Company's deferred tax assets and liabilities as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Net operating loss carryforwards - US	$ 3,039,815 $	2,824,024
Accrued expenses	41,649	152,939

Capitalized R&D	94,811	53,862
Net operating loss carryforwards - UK	467,719	366,779
Valuation allowance	(3,643,994)	(3,397,604)
	$ -	$ -

As of December 31, 2023 and 2022, the Company had cumulative tax-effected UK net operating loss carryforwards of $3,039,783 and $1,930,416 UK losses not surrendered may be carried forward indefinitely, subject to numerous utilization criteria and restrictions and are fully offset by a valuation allowance. As of December 31, 2023 and 2022, the Company also had U.S. federal net operating loss carryforwards of $12,419,415 and $11,500,810.

Changes in valuation allowance for the years ended December 31, 2023 and 2022 were $246,390 and $436,638.

In measuring the Company's deferred tax assets, the Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of the negative and positive evidence, and weight given to each category of evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, the Company utilizes the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized. As a result, the Company has established valuation allowances on the deferred tax assets in jurisdictions that have incurred net operating losses and in which it is more likely than not that such losses will not be utilized in the foreseeable future.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact the Company's view with regard to future realization of our deferred tax assets. Management has considered the Company's history of cumulative net losses in the UK, along with estimated future taxable income and has concluded that it is more likely than not that the Company will not realize the benefits of its UK deferred tax assets and U.S. state research and development tax credits. Accordingly, the Company has maintained a full valuation allowance against these net deferred tax assets as of December 31, 2023 or 2022.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2023 or 2022.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's statements of comprehensive loss, nor did it have any interest or penalties accrued in its balance sheets at December 31, 2023 or 2022 relating to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in the UK and the U.S. Generally, the tax years 2017 through 2023 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

16.   **Subsequent Events:**

In February 2024, the Company received $200,000 and issued an unsecured note payable to a shareholder bearing interest at 12% per annum. The unpaid principal and interest are due in full one year from the funding date or immediately payable if the Company secures an investment of $1,000,000.

In March 2024, the Company received and additional $200,000 and issued an unsecured note payable to the same shareholder bearing interest at 12% per annum. The unpaid principal and interest are due in full one year from the funding date or immediately payable if the Company secures an investment of $1,000,000.

In May 2024, the Company executed a one-year Capital Market Advisory Agreement through which it engaged a consultant to assist the company in preparing for a senior exchange listing. As part of this agreement the company agreed to pay the consultant: a $5,000 monthly fee payable with $5,000 at signing of the agreement and the balance upon reaching certain financial goals; $125,000 upon a successful senior exchange listing; and 330,000 shares of common stock issuable upon a successful senior exchange listing.

In September 2024, the Company agreed to convert the notes payable issued in February and March 2024 totaling $400,000 together with $27,485 in accrued interest to 427,485 shares of the Company's common stock at a conversion price of $1.00 per share.

Also in September 2024, the Company and Boustead Securities executed a Termination Agreement and Mutual Release (the "Termination Agreement") through which the engagement letter with Boustead executed in September 2022 for a potential IPO transaction was terminated and, subject to the provisions of the Termination Agreement, the parties released each other from further claims. The Company paid Boustead $50,000 upon execution of the agreement and must pay Boustead $150,000 twelve months from the date of the Termination Agreement and an additional $100,000 within twenty months from the date of the Termination Agreement.

Also in September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years.

In October 2024, the Company sold 703,704 shares of its common stock to an existing third-party shareholder for $950,000 or $1.35 per share.

Management has determined that there are no further events subsequent to the balance sheet date that should be disclosed in these financial statements.